June 27, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Claire Erlanger and Hugh West

Re:    Gannett Co., Inc.
Form 10-K for the Year ended December 31, 2024
Form 10-Q for the Quarter ended March 31, 2025
File No. 001-36097

Ladies and Gentlemen:

This letter sets forth the response of Gannett Co., Inc. (the “Company”) to the comment letter dated June 12, 2025 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s annual report on Form 10-K for the year ended December 31, 2024 and quarterly report on Form 10-Q for the quarter ended March 31, 2025. The Company respectfully acknowledges the Staff’s comments and has addressed each of them below. For your convenience, each of the Staff’s comments has been repeated below in its entirety in italicized font, with the Company’s response to each such comment set out immediately underneath it.

Notes to Consolidated Financial Statements
Note 8. Debt, page 96

1.We note your disclosure on page 101 that in connection with the Convertible Notes Exchange for the year ended December 31, 2024, you recognized a gain on extinguishment of $114.6 million and a write-off of unamortized original issue discount and unamortized deferred financing costs of $50.3 million and $1.1 million, respectively. Please explain to us how you calculated or determined the amount of the $114.6 million gain.

Response:

On October 15, 2024, the Company completed privately negotiated transactions with certain holders of 2027 Notes pursuant to which it repurchased a total of $223.6 million in aggregate principal amount of 2027 Notes for cash at a rate of $1,110 per $1,000 principal amount of 2027 Notes, for aggregate cash consideration of $248.2 million. The 2027 Notes contain a separately recognized equity component as a result of the previous reclassification of the derivative liability to equity. Accordingly, the 2027 Notes repurchased for cash are subject to the guidance in ASC 815-15-40-4, which states:

“If a convertible debt instrument with a conversion option for which the carrying amount has previously been reclassified to shareholders’ equity pursuant to the guidance in paragraph
815-15-35-4 is extinguished for cash (or other assets) before its stated maturity date, the entity shall do both of the following:

a.The portion of the reacquisition price equal to the fair value of the conversion option at the date of the extinguishment shall be allocated to equity.
b.The remaining reacquisition price shall be allocated to the extinguishment of the debt to determine the amount of gain or loss.”

The Company engaged a third-party valuation specialist to determine the fair value of the embedded conversion option in the 2027 Notes at the time of repurchase. We determined that the fair value of the embedded conversion option in the 2027 Notes repurchased for cash was $126.2 million. In accordance with the guidance above, $126.2 million of the total repurchase price of $248.2 million was allocated to equity, and the remaining $122.0 million was allocated to the extinguishment of the debt to determine the gain.

The difference between the reacquisition price (or, in this case, the portion of the reacquisition price allocated to extinguishment of debt) and the carrying value of the extinguished debt equals the gain. The $223.6 million principal of debt (net carrying amount of $196.3 million) repurchased for cash exceeds the allocated reacquisition price of $122.0 million by $74.3 million; which is the gain on extinguishment recognized in income pursuant to ASC 470-50-40-2 attributable to the cash repurchase of the 2027 Notes.

Further, a separate portion of the 2027 Notes were exchanged for 2031 Notes. This exchange was evaluated pursuant to ASC 470-50, Debt—Modifications and Extinguishments, and for certain lenders, the transaction resulted in an exchange of debt instruments with substantially different terms and was therefore accounted for as an extinguishment of the exchanged 2027 Notes held by such lenders. Accordingly, the 2027 Notes accounted for as an extinguishment are subject to the guidance in ASC 470-50-40-13, which states:

“If it is determined that the original and new debt instruments are substantially different, the new debt instrument shall be initially recorded at fair value, and that amount shall be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument.”

The Company engaged a third-party valuation specialist to determine the fair value of the 2031 Notes at issuance. The fair value of the 2031 Notes for which the extinguished 2027 Notes were exchanged was $295.8 million. The fair value of the embedded conversion option associated with the exchanged notes was $111.4 million. In accordance with ASC 815-15-40-4 the Company allocated $111.4 million of the 2031 Notes fair value to equity. The remaining reacquisition price of $184.4 million ($295.8 million reacquisition price less $111.4 million allocated to equity) was then compared to the principal of the 2027 Notes extinguished in the exchange of $197.4 million (net carrying amount of $173.3 million), which resulted in a loss on extinguishment of $11.1 million recognized in income pursuant to ASC 470-50-40-2.

The disclosed extinguishment gain of $114.6 million represents the aggregate gain on extinguishment of the 2027 Notes before adjusting for the disclosed write-off of the aggregate unamortized original issue discount and unamortized deferred financing costs of $50.3 million and $1.1 million, respectively. The extinguishment gain recognized in income pursuant to ASC 470-50-40-2 equals $63.2 million (i.e., $114.6 million less $50.3 million and $1.1 million). The components of the total gain on extinguishment recognized in earnings were disclosed separately to provide additional transparency as to the factors influencing the total extinguishment gain recognized in earnings.

Note 14. Segment Reporting, page 119

2.We note your disclosure in Note 14 that the CODM uses Adjusted EBITDA to evaluate the performance of the segments and allocate resources. However, you disclose and discuss operating income for each reportable segment in the Segment Results section of MD&A, and disclose an amount of net income attributable to Gannett for each reportable segment. Please tell us the measures of segment profit or loss that are provided to the CODM, how those measures are used by the CODM, and how you determined the measure required to be disclosed in the notes to your financial statements in accordance with ASC 280-10-50-28A. In this regard, if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources, the measure required to be reported is that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements.

Response:

The CODM, our Chief Executive Officer, uses a single measure of segment profit or loss to assess performance and allocate resources across our reportable segments: Adjusted EBITDA. This measure is provided to the CODM as part of our management reporting package on a recurring basis and forms the basis for decision-making regarding the allocation of resources and performance evaluation.

While operating income and net income by segment have been presented in the appendix section of the management reporting package for reconciling purposes, they are not used by the CODM for performance assessment or resource allocation. This schedule has been removed from our management reporting packages in the second quarter. Additionally, operating income and net income by segment are not included in our annual budget package or long-range model projections further supporting they are not used by the CODM.

In response to the Staff’s comment, we have evaluated our disclosures and will revise the Segment Results section of MD&A in future filings to only present segment-level Adjusted EBITDA to ensure consistency with our segment footnote disclosures under ASC 280. This change will clarify that Adjusted EBITDA is the sole segment performance metric used by the CODM and align our narrative discussions with our financial statement disclosures. Any presentation of operating income and net income by segment will be removed beginning with our next Form 10-Q filing for the quarter ending June 30, 2025.

We believe Adjusted EBITDA is the appropriate measure to disclose in accordance with ASC 280-10-50-28A as it is the sole segment measure used by the CODM in assessing performance and allocating resources. This approach ensures consistency across our segment footnote and MD&A going forward.

3.We note that your presentation of revenue by segment includes a line for “elimination of intersegment revenues”, which is presented as one adjusting amount in the “total” column. Please revise your presentation as ASC 280-10-50-22 requires disclosure for each reportable segment of revenues from external customers and revenues from transactions with other operating segments. Please provide us with your proposed revised disclosure.

Response:

In response to the Staff’s comment regarding our segment revenue presentation, and pursuant to the disclosure requirements under ASC 280-10-50-22, we will revise our disclosures in future filings to separately disclose, for each reportable segment, both Revenues from external customers and Revenues from intersegment transactions with other operating segments.

We will revise future disclosures in our Segment reporting footnote to our financial statements (generally Note 12 in our Form 10-Q filings) beginning with our next Form 10-Q filing for the quarter ending June 30, 2025 as follows:

Revenues

	Year ended December 31, 2024
In thousands	Domestic Gannett Media	Newsquest	Digital Marketing Solutions	Total
External revenues	$1,793,757	$232,095	$477,807	$2,503,659
Intersegment revenues	144,641	7,178	—	151,819
Segment revenues	$1,938,398	$239,273	$477,807	$2,655,478
Reconciliation of revenue
Other revenues				5,656
Elimination of intersegment revenues				(151,819)
Total consolidated revenues				$2,509,315

4.We note that your tabular disclosures of segment information beginning on page 120 includes columns for each of the reportable segments, as well as a column for “Corporate and other,” which are added to arrive at a “Total” column. This presentation appears to result in a total Adjusted EBITDA amount, inclusive of Corporate and other. Please revise to reconcile the total of the reportable segments’ measures of profit or loss to consolidated income before income taxes. Refer to ASC 280-10-50-30(b). In this regard, the reconciliation should include a single amount for the subtotal of the reportable segments’ measures of profit or loss with a reconciliation of that amount to consolidated income before income taxes. Similarly, please revise to reconcile the total of reportable segments’ revenues to consolidated revenues. Refer to ASC 280-10-50-30(a).

Response:

We understand that ASC 280-10-50-30(a) and (b) require public entities to provide reconciliations of:

–The total of reportable segments’ revenues to the entity’s consolidated revenues, and
–The total of reportable segments’ measures of profit or loss to the entity’s consolidated income before income taxes.

To address the Staff’s comment, we will revise our future disclosures beginning with our next Form 10-Q filing for the quarter ending June 30, 2025 as follows:

Revenue Reconciliation (ASC 280-10-50-30(a))

–We will present the total revenues of the reportable segments as a separate subtotal in the tabular disclosure.

–We will also provide a reconciliation from that subtotal to consolidated revenue, including adjustments for other revenue and intersegment eliminations.

Profit or Loss Reconciliation (ASC 280-10-50-30(b))

–We will present Corporate separate from the subtotal for the total Segment Adjusted EBITDA.

–The Segment Adjusted EBITDA subtotal will serve as the starting point for the required reconciliation to consolidated income before income taxes.

5.We also note that in this tabular presentation, the “Corporate and Other” column includes amounts for revenue, significant segment expenses, other, and Adjusted EBITDA. ASC 280-10-50-15 requires information about other business activities and operating segments that are not reportable to be combined and disclosed in an all other category separate from other reconciling items in the reconciliations required by paragraphs 280-10-50-30 through 50-31. Please revise your disclosures accordingly. Please provide us with your proposed revised disclosure. See also ASC 280-10-55-48.

Response:

Our “Corporate and Other” column does not include the results of any non-reportable operating segments. Rather, it consists solely of:

–Corporate-level administrative expenses, such as executive management, finance, legal, HR, and other centralized functions not allocated to segments; and

–Results related to the runoff of a legacy business, which is no longer a separate operating segment and is managed at the corporate level.

To address the Staff’s comment, and in consideration of ASC 280-10-55-48, we will revise future disclosures in our Segment reporting footnote to our financial statements (generally Note 12 in our Form 10-Q filings) beginning with our next Form 10-Q filing for the quarter ending June 30, 2025 as follows:

Reconciliation of Segment Adjusted EBITDA to Loss before income taxes

Year ended December 31, 2024

Domestic Gannett Media	$202,421
Newsquest	53,409
Digital Marketing Solutions	43,678
Segment Adjusted EBITDA	$299,508
Corporate	26,319
Net loss attributable to noncontrolling interests	33
Interest expense	104,697
Gain on early extinguishment of debt	(55,559)
Non-operating pension income	(12,438)
(Gain) loss on convertible notes derivative	—
Depreciation and amortization	156,287
Integration and reorganization costs(a)	66,155
Third-party debt expenses and acquisition costs(b)	10,932
Asset impairments	46,589
Goodwill and intangible impairments	—
Loss on sale or disposal of assets, net	1,106
Share-based compensation expense	12,522
Other non-operating income, net	(1,317)
Other(c)	21,855
Loss before taxes	$(77,673)
(a)    Integration and reorganization costs mainly reflect severance-related expenses and other reorganization-related costs, designed primarily to right-size the Company's employee base, consolidate facilities and improve operations.
(b)    Third-party debt expenses and acquisition costs are included in Other operating expenses on the Consolidated statements of operations and comprehensive income (loss).
(c)     Primarily includes expert fees associated with the Company’s litigation with Google and consulting fees related to a discrete initiative to reformulate our go-to-market strategy and post-sales processes.

6.We note that as part of your “other expenses” line item, which is described in footnote (a), there is an offsetting amount of $222,844 in the corporate and other column. Please tell us the nature of the amounts included in this total and revise to separately present any significant reconciling items. See guidance in ASC 280-10-50-31.

Response:

The amount classified within “Other expenses” in the “Corporate and other” column includes expenses that are allocated to the reportable segments of $224 million as part of our internal reporting process, offset by $1 million of other Corporate expenses. The allocated expenses relate primarily to costs incurred at the corporate level that are aggregated and then allocated to segments on a functional basis (e.g., based on usage or headcount).

While the underlying expenses may originate in specific natural cost categories (e.g., payroll, benefits, outside services), they are presented in the segment disclosure under the “Other expenses” line item to reflect their centralized nature and subsequent allocation across the segments.

7.We note that the reconciliation of total Adjusted EBITDA to consolidated net loss includes a reconciling item titled “non-recurring items.” Please explain to us and revise to disclose the nature of these items. See guidance in ASC 280-10-50-31.

Response:

These costs primarily include expert fees related to the Company’s litigation against Google LLC and Alphabet Inc (together, “Google”). On June 20, 2023, the Company filed a civil action in the U.S. District Court for the Southern District of New York against Google seeking injunctive relief and damages for the anticompetitive monopolization of advertising technology markets and for deceptive commercial practices. The costs recorded under this category represent expert fees associated with this litigation and are considered non-recurring and not reflective of the Company’s normal operating activities. Any potential proceeds from this litigation will likewise be reflected in the same expense classification as the associated expert fees.

These costs also include consulting fees related to a discrete initiative to reformulate our go-to-market strategy and post-sales processes.

In accordance with ASC 280-10-50-31, these items are excluded from internal segment performance measures provided to and used by the CODM for assessing segment performance and making resource allocation decisions. We will revise our future disclosures to include the nature of these items beginning with our next Form 10-Q filing for the quarter ending June 30, 2025.

Form 10-Q for the Quarter Ended March 31, 2025
Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations
Segment Results, page 29

8.We note your disclosure on page 29 that for the three months ended March 31, 2025, Digital other revenues decreased compared to the three months ended March 31, 2024, primarily due to a decrease in affiliate and partnership revenues, mainly due to the reversal of revenues, as well as the absence of revenues in 2025 of $5.2 million associated with businesses divested, partially offset by an increase in syndication revenues. Please tell us the amount of the revenue reversal and explain to us the nature of the reversal of revenue and why you believe it was an appropriate adjustment to make in the first quarter of 2025.

Response:

For contracts with escalating annual minimum guarantees and a performance obligation to provide continuous access over time, we recognize revenue on a straight-line basis over the contract term. This approach is consistent with ASC 606 and reflects the pattern of service delivery, which is consistent throughout the term, even though cash payments may increase annually. As such, revenue is recognized evenly, and any timing differences between revenue recognition and cash receipts are recorded as contract assets or liabilities.

In the first quarter of 2025, one such contract, which had a contract asset balance of $2.0 million, was terminated. Prior to termination, Gannett and the customer were engaged in active discussions to amend or modify the agreement. While these negotiations were ongoing, the Company concluded that a significant reversal of revenue was not probable consistent with the guidance in ASC 606-10-45-1 and ASC 606-10-25-1 through 25-7. Therefore, revenue recognition continued in accordance with the original contract terms. It was only upon the breakdown of these discussions and the formal termination of the contract that the revenue reversal of $2.0 million was recognized.

* * * * *

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at tgosser@gannett.com or (571) 405-0574.

Very truly yours,
/s/ Trisha Gosser
Trisha Gosser Chief Financial Officer